SECURITIES AND EXCHANGE COMMISSION

                                 Washington, D.C.  20549

                                     Schedule  13G


                       Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*


                             Public Service Electric & Gas


                                  (Name of Issuer)


                               $1.88 Preferred Shares


                          (Title of Class of Securities)


                                  #744567868

                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement ___X_. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Continued on following pages(s))



                                        Page 1 of  5  Pages
  CUSIP No.   744567868                   Page __2____ of ___5___
Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Dean Witter Utilities Fund
    IRS No. 13-3439843

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)                      (b)
          Not Applicable.          Not Applicable.

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Massachusetts


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5    SOLE VOTING POWER

     -0-

6    SHARED VOTING POWER

     -0-

7    SOLE DISPOSITIVE POWER

     -0-

8    SHARED DISPOSITIVE POWER

     -0-

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      0 %

12   TYPE OF REPORTING PERSON*
     IV


                          *SEE INSTRUCTION BEFORE FILLING OUT!
                              Schedule 13G


Issuer:   Public Service Electric & Gas
CUSIP NO.:744567868

Item 1(a) Name of Issuer:
               Public Service Electric & Gas

Item 1(b) Address of Issuer's Principal Executive Offices:
               80 Park Place, PO Box 1171
               Newark, NJ  07101

Item 2(a) Name of Person Filing:
               Dean Witter Utilities Fund

Item 2(b) Address of Principal Business Office:
               Two World Trade Center, New York, NY 10048

Item 2(c) Citizenship:
               Massachusetts

Item 2(d) Title of Class Securities:
               $1.88 Preferred Stock

Item 2(e) CUSIP Number:
              744567868

Item 3    If this statement is filed pursuant to Rules 13d -
          1(b), or 13d-2(b), check whether the person filing is a:.

  (a)  ( )   Broker or Dealer registered under Section 15 of the
             Act.

  (b)  ( )   Bank as defined in Section 3(a) (6) of the Act.

  (c)  ( )   Insurance Company as defined in Section 3(a) (19) of
             the Act.

  (d)  (x)   Investment Company registered under Section 8 of the
             Investment Company Act.



                           Page 3 of 5 Pages

Item 4    Ownership:

          (a)  Amount of Beneficially Owned:

                 -0-

          (b)  Percent of Class:

                 -0-

          (c)  Number of shares as to which such person has:

                     (i)  sole power to vote or to direct the
                          vote    -0-
                    (ii)  shared power to vote or to direct the
                          vote      -0-
                   (iii)  sole power to dispose or to direct
                          the disposition of    -0-
                    (iv)  shared power to dispose or to direct
                          the disposition of    -0-

Item 5    Ownership of Five Percent or Less of a Class.

                   -0-

Item 6    Ownership of More than Five Percent on Behalf of
          Another Person.

                   Not Applicable.

Item 7    Identification and Classification of the
          Subsidiary Which Acquired the Security Being
          Reported on By the Parent Holding Company.

                   Not Applicable.

Item 8 Identification and Classification of Members of the Group.

                   Not Applicable.

Item 9    Notice of Dissolution of Group.

                   Not Applicable.



                          Page 4 of 5 Pages






Item 10  Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                            SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

              February 13, 1996
              (Date)

           /s/Edward Gaylor/Vice President
          (Signature)

              Edward Gaylor/Vice President
          (Name/Title)





                        Page 5 of 5 Pages





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